AM 12-3-2004

VF 12-8-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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04014350

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED NOV 26 2004 WASH. D.C. 213 SECTION

| SEC FILE NUMBER |
|---|
| 8-38452 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVENUE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES G. WESTMACOTT (516) 593-5070
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + PENZONE LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TPKE (Address) JERICHO (City) N.Y. (State) 11753 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAMES G. WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICIA A. TRETOLA
Notary Public, State of New York
No. 01TR6042556
Qualified in Nassau County
Commission Expires May 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gallo & Penzone, LLP
Certified Public Accountants

Frank A. Gallo, CPA
Joseph T. Penzone, CPA

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Westco Investment Corp.

We have audited the accompanying balance sheet of Westco Investment Corp., as of September 30, 2004, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp., as of September 30, 2004, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo + Penzone, LLP

Gallo & Penzone, LLP
Certified Public Accountants
Jericho, New York

November 1, 2004



420 Jericho Tpke. • Suite 101 • Jericho, NY 11753 • Tel 516-681-4700 • Fax 516-681-4050
Members of: AICPA • NYSSCPA • NCCPAP

Westco Investment Corp.
Balance Sheet
September 30, 2004

| | |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash | $ 33,896 |
| Commissions receivable | 15,781 |
| Total Current Assets | 49,677 |
| Fixed Assets | |
| Furniture, fixtures, and equipment, less accumulated depreciation of $23,508 (Notes 1 & 3) | 60 |
| Other Assets | |
| NASD Stocks and warrants | 6,900 |
| TOTAL ASSETS | $ 56,637 |
| LIABILITIES AND SHAREHOLDER'S EQUITY | |
| Current Liabilities | |
| Commissions payable | $ 5,191 |
| Accounts payable | 1,763 |
| Accrued payroll and corporate taxes | 4,615 |
| Total Current Liabilities | 11,569 |
| Shareholder's Equity | |
| Common stock (200 shares authorized, no par value, 100 shares issued and outstanding) | 51,000 |
| Paid in capital | 46,900 |
| Retained earnings (deficit) | (52,832) |
| Total Shareholder's Equity | 45,068 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 56,637 |

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2004

| | |
|---|---|
| REVENUE | |
| Commissions | $ 260,829 |
| Interest income | 119 |
| Unrealized losses | ( 1,150) |
| TOTAL REVENUE | 259,798 |
| EXPENSES | |
| Commissions | 64,205 |
| Contributions | 400 |
| Salaries | 94,935 |
| Insurance | 18,561 |
| Rent | 26,475 |
| General and administrative | 10,977 |
| Clearing fees | 2,013 |
| Professional fees | 6,141 |
| Dues and subscriptions | 4,422 |
| Computer services | 6,626 |
| Telephone | 5,656 |
| Payroll and corporate taxes | 8,473 |
| Utilities | 248 |
| Pension expense | 2,391 |
| Depreciation | 148 |
| TOTAL EXPENSES | 251,671 |
| NET INCOME BEFORE PROVISION FOR TAXES | 8,127 |
| PROVISION FOR TAXES | |
| State Corporate taxes | 155 |
| NET INCOME | $ 7,972 |

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2004

| | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Shareholder's Equity October 1, 2003 | $ 51,000 | $ 46,900 | $ (60,804) | $ 37,096 |
| Net Income-September 30, 2004 | -0- | -0- | 7,972 | 7,972 |
| Shareholder's Equity September 30, 2004 | $ 51,000 | $ 46,900 | $ (52,832) | $ 45,068 |

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 7,972 |
| Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities | |
| Depreciation expense | 148 |
| Loss on NASD stock and warrants | 1,150 |
| Decrease in commissions receivable | 1,469 |
| Increase in commissions payable | 1,919 |
| Decrease in accounts payable | (3,698) |
| Increase in payroll and corporate taxes payable | 2,161 |
| NET CASH USED IN OPERATING ACTIVITIES | 11,121 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 11,121 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 22,775 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 33,896 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | |
| Cash paid for State corporate taxes | $ 155 |

See Notes to Financial Statements.

**Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

**Note 2 - INCOME TAXES**

The Company has a net operating loss carry forward of $27,770 expiring at various dates from September 30, 2015 through September 30, 2022.

**Note 3 - FIXED ASSETS**

Fixed assets at September 30, 2004 consists of the following:

| | |
|---|---|
| Furniture fixtures, and equipment | $ 23,568 |
| Less accumulated depreciation | (23,508) |
| Book value | $ 60 |

Depreciation expense is $148 for the year ended September 30, 2004.

**Note 4 - TRANSACTIONS WITH RELATED PARTIES**

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

**Note 5 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004, the Company had net capital of $39,024, which was $34,024 in excess of its required net capital of $5,000.

Westco Investment Corp.
Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2004

| | |
|---|---|
| CREDITS | |
| Shareholder's equity | $ 45,068 |
| TOTAL CREDITS | 45,068 |
| DEBITS | |
| Non-allowable accounts receivable | 4,949 |
| Furniture, fixtures, equipment (net accumulated depreciation of $23,508) | 60 |
| TOTAL DEBITS | 5,009 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS | 40,059 |
| Less: Haircuts on securities | 1,035 |
| NET CAPITAL | 39,024 |
| Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 5) | 5,000 |
| Excess in Net Capital | $ 34,024 |
| Excess Net Capital at 1000% (Net capital - 10% AI) | $ 37,867 |
| Total Aggregate Indebtedness | $ 11,569 |
| Percentage of Aggregate Indebtedness to Net Capital | 30% |

See Notes to Financial Statements.

Westco Investment Corp.
Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2004

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

| | |
|---|---|
| Net Capital Per Unaudited Focus Report | $ 39,024 |
| Adjustments to Net Capital | -0- |
| Net Capital Per Audited Focus Report | $ 39,024 |

| | Unaudited Focus 9/30/04 | Audited Focus 9/30/04 |
|---|---|---|
| Net Capital | $ 39,024 | $ 39,024 |
| Minimum Net Capital at 6-2/3% of AI | 5,000 | 5,000 |
| Excess Net Capital | 34,024 | 34,024 |
| Excess Capital at 1000% | 37,867 | 37,867 |
| Total Aggregate Indebtedness (AI) | 11,569 | 11,569 |
| Percentage of AI to Net Capital | 30% | 30% |

See Notes to Financial Statement.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2004.

See Notes to Financial Statement.

Gallo & Penzone, LLP
Certified Public Accountants

Frank A. Gallo, CPA
Joseph T. Penzone, CPA

Westco Investment Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
September 30, 2004

To the Board of Directors
and Shareholders of
Westco Investment Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westco Investment Corp. (the "Company") for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



**420 Jericho Tpke. • Suite 101 • Jericho, NY 11753 • Tel 516-681-4700 • Fax 516-681-4050**
**Members of: AICPA • NYSSCPA • NCCPAP**

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo & Penzone, LLP

Gallo & Penzone, LLP
Certified Public Accountants
Jericho, New York

November 1, 2004